                                                            March 4, 2014

Jeff Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Response to Comments on Schedule 14A filing for the Wells Fargo Advantage Dow Jones Target Today Fund, the Wells Fargo Advantage Dow Jones Target 2010 Fund, the

Wells Fargo Advantage Dow Jones Target 2015 Fund, the Wells Fargo Advantage Dow Jones Target 2020 Fund, the Wells Fargo Advantage Dow Jones Target 2025 Fund, the

Wells Fargo Advantage Dow Jones Target 2030 Fund, the Wells Fargo Advantage Dow Jones Target 2035 Fund, the Wells Fargo Advantage Dow Jones Target 2040 Fund, the

Wells Fargo Advantage Dow Jones Target 2045 Fund, the Wells Fargo Advantage Dow Jones Target 2050 Fund and the Wells Fargo Advantage Dow Jones Target 2055 Fund (each, a “Fund” and together, the “Funds”), each a series of Wells Fargo Funds Trust (the “Registrant”)

Dear Mr. Foor:

In response to your comments to the Registrant’s preliminary proxy statement filing made on February 21, 2014 pursuant to Schedule 14A of the Securities Act of 1934 (accession no. 0000907244-14-000057), which you relayed to us in our telephone conversation on March 3, 2014, please note the following responses (defined terms referenced below have the same meaning as those contained in the proxy statement):

Comment:      You noted that the description of the proposal includes the following two statements:

“The closing of the Transaction is dependent upon approval by Shareholders of each Fund of the New Sub-Advisory Agreement.”

“If the New Sub-Advisory Agreement is not approved by Shareholders of a Fund, the Fund will continue to operate in the same manner as it currently does while the Board considers an appropriate course of action.”

You requested, to the extent the former statement conflicts with the latter, that we clarify the disclosure.

Response:       We do not believe that the language cited above is conflicting. The Transaction will not close until shareholders of each Fund have approved the New Sub-Advisory Agreement. With respect to any particular Fund, if sufficient votes to approve the New Sub-Advisory Agreement have not been received by the date of the Meeting, the Meeting will be adjourned for such Fund to allow for additional proxy solicitation. During such time, the current Sub-Adviser would continue to provide sub-advisory services to all of the Funds until sufficient votes have been received to approve the New Sub-Advisory Agreement and thus for the Transaction to close.

            *                      *                      *                      *                      *

We make the following representations to you:

            -the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to complete the definitive Schedule 14A filing for the Funds under Schedule 14A of the Securities Act of 1934 on or about March 4, 2013. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3662 if you have any questions or comments in this matter.

Sincerely,

Brian J. Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC